SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

BARNWELL INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

068221100

(CUSIP Number)

Ned L. Sherwood

151 Terrapin Point

Vero Beach, Florida 32963

(772) 257-6658

With a copy to:

Sara L. Terheggen

The NBD Group, Inc.

350 N. Glendale Ave, Ste B522

Glendale, California 91206

(310) 890-0110

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 25, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068221100	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,405,450.138*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,405,450.138*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,405,450.138*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14	TYPE OF REPORTING PERSON IN

*	Includes (i) 2,167,412.138 shares of Common Stock held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer, and (ii) 238,038 shares of Common Stock held by the Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the sole trustee and beneficiary. Ned L. Sherwood disclaims beneficial ownership of such Common Stock except to the extent of his pecuniary interest therein.

CUSIP No. 068221100	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON MRMP-Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,167,412.138
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,167,412.138

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,167,412.138
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 068221100	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Ned L. Sherwood Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,038
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 238,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 238,038
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 068221100	13D	Page 5 of 6 Pages

This Amendment No. 20 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 20”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Ned L. Sherwood on June 11, 2013 (as amended by the Reporting Persons, the “Schedule 13D” or this “Statement”). Except as amended and supplemented by this Amendment No. 20, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

On May 25, 2023 and May 26, 2023, MRMP-Managers, LLC acquired an aggregate of 169,632 shares of Common Stock in a series of open market purchases for an aggregate purchase price of approximately $447,898, excluding brokerage commissions. The source of these funds was investment capital.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a) Mr. Sherwood beneficially owns in the aggregate 2,405,450.138 shares of Common Stock, which represents approximately 24.2% of the Company’s outstanding shares of Common Stock.

Each percentage ownership of Common Stock set forth in this Statement is based on the 9,956,687 shares of Common Stock reported by the Company as outstanding as of May 5, 2023 in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023.

(c) Transactions effected by MRMP-Managers, LLC in the Common Stock since the filing of Amendment No. 19 to the Schedule 13D are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market. Except as reported on Schedule A to this Amendment No. 20, Schedule A to Amendment No. 19, Schedule A to Amendment No. 17, or as reported on a Statement of Changes in Beneficial Ownership on Form 4, no Reporting Person has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

CUSIP No. 068221100	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: May 26, 2023

/s/ Ned L. Sherwood
NED L. SHERWOOD

MRMP-MANAGERS LLC

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Chief Investment Officer

NED L. SHERWOOD REVOCABLE TRUST

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Trustee

Schedule A

Transactions in the Common Stock in the Past 60 Days:

MRMP-Managers, LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
05/25/2023	105,180	$2.61
05/26/2023	1,210	$2.66
05/26/2023	63,242	$2.68